Exhibit 99.1

TD Bank Group

Statement on 2016 CCAR Results

TORONTO, June 29, 2016 - The Board of Governors of the Federal Reserve System (the Fed) today announced the 2016 results of the Comprehensive Capital Analysis and Review (CCAR) process. The Fed accepted the capital plan as submitted for TD Group US Holdings LLC (TDGUS), TD Bank Group's top-tier bank holding company in the U.S., without objection.

This positive result on the first CCAR review of TDGUS reflects the strength of our business, our capital position and risk appetite framework.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.7 million active online and mobile customers. TD had CDN$1.1 trillion in assets on April 30, 2016. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information: Gillian Manning, Head of Investor Relations, 416-308-6014; Ali Duncan Martin, Manager, Media Relations, 416-983-4412